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From:    Jeanne Hotchkiss                                 Dawn W. Dover
         Orion Capital Corporation                        Kekst & Company
         9 Farm Springs Road                              437 Madison Avenue
         Farmington, CT  06032                            New York, NY  10022
         (860) 674-6754                                   (212) 521-4817

FOR IMMEDIATE RELEASE

                     ORION CAPITAL CORPORATION TENDER OFFER
                     FOR GUARANTY NATIONAL SHARES COMPLETED

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Farmington, CT (December 8, 1997) - Orion Capital Corporation (NYSE:OC) today announced that its tender offer to purchase all outstanding shares of the common stock of Guaranty National Corporation (NYSE: GNC) for $36 per share was successfully completed, with 97.1% of the Guaranty National shares not held by Orion or its subsidiaries having been validly tendered. The tender offer, which expired at 12:00 midnight, New York time on December 5, 1997, was made pursuant to an agreement entered into by Orion and Guaranty National and will be followed by the merger of Guaranty with a wholly-owned subsidiary of Orion.

Based on its preliminary tabulation, the Depositary for the Offer has informed Orion that 2,884,526 shares of Guaranty National Corporation were tendered and not withdrawn pursuant to the Offer (including 129,233 shares tendered by means of notices of guaranteed delivery). Orion has accepted the shares tendered for payment, which together with the 12,129,942 shares currently owned by certain of Orion's wholly-owned subsidiaries, represents approximately 99.4% of the shares of Guaranty National Corporation outstanding. Only 85,653 shares of Guaranty National Corporation were not tendered.

The remaining shareholders of Guaranty National Corporation will receive, pursuant to the terms of the Merger Agreement, $36 per share in cash upon delivery of their shares of Guaranty National common stock. The merger is expected to close on or about December 16, 1997.

W. Marston Becker, Orion Chairman and CEO, stated, "In the growing and attractive nonstandard automobile market, Guaranty National has a solid presence, excellent management, an extremely well-positioned product portfolio and outstanding prospects. This merger will provide Guaranty with additional financing options to continue its expansion in this rapidly consolidating arena. Orion, in turn, will benefit from the financial performance that derives from a growing and well-run operation."

                                     -more-

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Orion Capital Tender Offer
for Guaranty National Shares Completed                                        2.

"Orion and Guaranty National have enjoyed a mutually rewarding relationship for more than a dozen years. We expect that this new chapter in our association will benefit our customers, agents, employees and shareholders for years to come," Mr. Becker added.

Guaranty National is a Colorado-based property and casualty insurance holding company with operating subsidiaries that write private passenger automobile insurance, as well as specialty commercial automobile, collateral protection and other commercial coverages. The Company is a leading provider of nonstandard personal automobile insurance written through independent agents.

Orion Capital is engaged in the specialty property and casualty insurance business through wholly-owned subsidiaries which include EBI Companies, DPIC Companies, Connecticut Specialty, and Wm. H. McGee, as well as through its ownership interest in Guaranty National Corporation.


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